Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: VERITAS Software Corporation
Subject Company: VERITAS Software Corporation
Commission File No. of Subject Company: 000-26247

This transcript contains unaudited financial information for the year and quarter ended December 31, 2004 and forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, including statements relating to projections of future revenue and earnings, continued positive momentum in our business, continued improvement in IT spending and completion and results of our proposed merger with Symantec Corporation. These forward-looking statements involve a number of risks and uncertainties, including the risk that: adjustments to our unaudited financial statements may be identified through the course of our independent registered public accounting firm completing its integrated audit of our financial statements and financial controls; economic conditions generally or IT spending specifically may decline and cause a reduction in customer demand for our products and services; we will not gain market acceptance of our products and services; we may lose market share to existing or new competitors; we will be unable to meet the current release schedule for our new products; we may be unable to adequately manage our business in response to changing market conditions; our business may be negatively affected due to the announcement of our proposed merger with Symantec; and we may be unable to complete our proposed merger with Symantec. These and other factors could cause our actual results to differ materially from what we project in our forward-looking statements. For more information regarding potential risks, see the “Factors That May Affect Future Results” section of our most recent quarterly report on Form 10-Q for the quarter ended September 30, 2004 and annual report on Form 10-K for the year ended December 31, 2003, which are on file with the SEC. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date hereof.

Additional Information and Where to Find It

Symantec Corporation and VERITAS Software Corporation intend to file a registration statement on Form S-4 containing a joint proxy statement/prospectus in connection with the merger transaction involving Symantec and VERITAS. Investors and security holders are urged to read this filing when it becomes available because it will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Symantec by contacting Symantec Investor Relations at 408-517-8239. Investors and security holders may obtain free copies of the documents filed with the SEC by VERITAS by contacting VERITAS Investor Relations at 650-527-4523.

Symantec, VERITAS and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Symantec and VERITAS in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Symantec and VERITAS described above. Additional information regarding the directors and executive officers of Symantec is also included in Symantec’s proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 30, 2004. Additional information regarding the directors and executive officers of VERITAS is also included in VERITAS’ proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on July 21, 2004. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Symantec and VERITAS as described above.

The following is a transcript of a conference call with Gary Bloom, chairman of the Board, President and CEO of VERITAS, held on February 7, 2005 at the Thomas Weisel Partners 2005 Conference.

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Final Transcript Conference Call Transcript VRTS — VERITAS Software Corporation at Thomas Weisel Partners Tech 2005 Conference Event Date/Time: Feb. 07. 2005 / 4:30PM ET Event Duration: N/A

VRTS - VERITAS Software Corporation at Thomas Weisel Partners Tech 2005 Conference
Feb. 07. 2005 / 4:30PM ET

Corporate Participants

•	Gary Bloom — VERITAS Software Corporation — Chairman, President, CEO

Conference Call Participants

•	Jason Ader — Thomas Weisel Partners — Analyst

Presentation

Jason Ader, Thomas Weisel Partners — Analyst	1

Okay. Thanks everybody, for coming. I was joking with Gary; we have a double feature here. You’ve heard from John, obviously, and now you’re going to hear from Gary. And I’m guessing the message is going to be somewhat similar. I am not sure, but I think it will be somewhat similar. Thanks a lot, Gary, for coming — Gary Bloom, CEO of VERITAS.

And we are going to talk a little bit about the merger, but I think primarily we’re going to discuss the VERITAS business and what trends you’re seeing in the marketing and competition, all fun stuff like that. So I guess, just to start out, since we did hear from John and we heard his perspective on the merger, how could you explain to us, why it was the right time for VERITAS to make a move like this?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	2

Good afternoon, everyone. I am thrilled to be here in front of you, and I will try to address all these questions. Before I get going, I want to just remind everybody — especially for the Web-cast — of the Safe Harbor statement — forward-looking statements — look at our 10-K, 10-Q. We will be filing shortly the Form S-4 with the SEC, so be sure to look at the S-4 filing as well, relative to the merger dialog. So the same Safe Harbor, which will be exactly the same that you just saw from John Thompson if you were at the lunch session as well.

But, as far as VERITAS’ perspective on the merger, though, if you really look at the merger, it’s not materially different than what John had indicated, other than maybe we had to look at it from a perspective, with Jason, as you suggested, which is, why now? And what about the timing of this?

The reasons for the merger are the same. If you look at our strategy, which we’ve always done through the eyes of the CIO, as soon as you look through the eyes of the CIO, it becomes pretty relevant why this is important. There’s a tremendous amount of cost and complexity associated with infrastructure, and there’s a convergence going on in the infrastructure software market. So this is an opportunity for us to participate in leading a trend towards convergence around the few most critical things that customers are focused on, which is security and availability of information and, ultimately, creating the category leader.

From a timing perspective, I always kind of flip it around as to, why now? Why not now? This is the beginning of a trend of convergence. We are 2 very strong companies, and I think a great time to put 2 companies together is when both companies are strong. That’s also, by the way, the complexity of explaining it in the marketplace is, in the software sector, you haven’t seen that very often. In fact, for large companies, you have never seen it. You have only seen big companies buying small companies, not 2 large, successful companies. If you look at the timing as far as 2 strong companies coming together, we create the category leader in infrastructure software, planning to do 5 billion of revenue in 2006. We’ll have over 5 billion in cash. We’re going to generate great profitability, great cash generation, and we are selling technology in the 2 most critical parts of the IT market. We think now is a perfect time to go do this.

Jason Ader, Thomas Weisel Partners — Analyst	3

And you have obviously been on the road a lot, talking to investors. Have you had a chance to talk to some of your big customers? And what are they saying about the merger?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	4

Customer response has been very, very positive for this transaction. It’s interesting; the Wall Street response has been, obviously, a little bit lackluster on this front, trying to get your arms around it, trying to understand it, especially given a transaction like this never having been done before. But again, since the merits of the transaction were defined through the eyes of the CIO and what is driving customers, which is costs, complexity and compliance, which are the areas that the 2 companies together go solve the bigger need for customers — as you would expect, customer response has been stellar to that.

Probably some of the best indicators of customer response has been a combination of the dialogs we are having with them. A number of the Wall Street firms have done surveys and commentary about it, generally finding very positive comments. And for the VERITAS side of the transaction, if you look at the quantity of our fourth quarter business that closed after the transaction was both rumored and ultimately announced on December 16th, we closed a phenomenal amount of business. And the vast majority of our large transactions in the quarter, given that Q4 is very skewed to the back half of the month of December. And we think that is a spectacular statement of support from customers is that, essentially, instead of putting the pen back in the pocket they put pen to paper and they proceeded with the transactions we had pending, based on the long-term strategy of where we are taking them.

So all indications are for customers, you know, complete comfort with this transaction.

Jason Ader, Thomas Weisel Partners — Analyst	5

From the product synergy side, how much of an issue is it that there may be a different buyer or purchaser of backup and storage software versus security?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	6

Well, again, if you take a point in time, it’s our estimate there’s somewhere around 25 to 30 percent of our customers today; there’s commonality in the purchaser already. And that’s a trend that has been growing dramatically. And when I say there is common purchasing criteria, the person that was typically worried about security is now being redefined as a broader category called a risk manager. And risk managers are dealing with security, they are dealing with disaster recovery, and in many cases they are dealing with the risks associated with compliance, whether it be Sarbanes-Oxley compliance or, if you’re looking in the financial community, as an example, compliance around document retention, e-mail, communication with your employees and your clients and so forth. And so we are seeing a real convergence in the buying pattern as well. And I can tell you certainly during the last 12 months that I have done sales calls, more often than not, I’m calling on the same person. And keep in mind, the person that is ultimately making a lot of decisions today in many accounts is the CIO. The CIO is front and center in most buying decisions, especially larger transactions, especially around these areas, because this is a focus of not only the CEO in most companies — security, compliance, availability of systems, disaster recovery — all the things that you companies do, is prevalent even at the Board level. And very often we are seeing our customers talk about doing Board reviews of their strategies in this area as well. We’re able to help them with those strategies. So, we see a lot of convergence in the customer accounts. And I think that’s a trend that is gaining popularity, not diminishing.

Jason Ader, Thomas Weisel Partners — Analyst	7

And you are going to, hopefully, help push that forward from 25 to 30 percent.

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	8

Well, from the selfish perspective, we want it to keep growing and get bigger and bigger, but I don’t think we need to push it. I think if you look at the pressure the CIOs are under today, the pressure they are under today is, how do I drive down costs, how do I drive down the complexity of IT that is driving some of that cost, and ultimately how do I meet the compliance requirements? And number 1 and number 2 categories of technology they care about for those 3 criteria is storage software and security software. So if we make data and information more secure, we make it more available, ultimately we are driving their key requirements to take care of this cost, complexity and compliance issue.

So I don’t actually think it’s a trend we need to push. I think it’s a natural trend that is occurring in our customer base. And, like, as I have indicated, we have been seeing it in customer calls on a pretty continual basis at this stage.

Jason Ader, Thomas Weisel Partners — Analyst	9

I’m going to switch gears away from the acquisition. I’m sure everybody is tired about hearing about all the synergies and so forth.

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	10

I’m not.

Jason Ader, Thomas Weisel Partners — Analyst	11

We just heard it for the last hour or so. But I want to just turn to your business. And obviously, you had a very strong Q4. What were some of the main drivers for Q4, for you?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	12

Q4 was an incredibly strong quarter. Last year was a good year. As I think all of you are painfully familiar with, the end of Q2 was a difficult, as it was for a lot of software companies. And at the time we reiterated the notion says we’re going to $2 billion in revenue in 2004. We went on to do $2 billion in revenue — actually exceeded that by 42 million — so, 2,042,000,000. And so very strong Q4 performance. And I don’t think the drivers were dramatically different that what the drivers of the business have been over the last couple of years, which is our investment strategy around increasing our product portfolio, running those products on a broader set of platforms and ultimately selling them more aggressively, in different geographies.

And so, if you look at the product expansion side, 2 things we talked about on the earnings call — one was the APM product growing 29 percent, right off of a record quarter in Q3, setting another record for the precise-related products that we had acquired. So we’re seeing very strong performance there. We also saw revenue from the KVS acquisition, well ahead of our expectations and well ahead of the guidance that we had provided in the marketplace. So, that was the product side of it.

On the platform side, we keep making investments in these strategic relationships around platforms. More recently, if you saw the HP announcement, that in itself probably isn’t yet driving direct revenue. But those kinds of announcements give our customers more comfort around our cross-platform strategy. And if you are a SUN customer and you have seen VERITAS getting closer to HP, that’s another reason to do business with VERITAS and potentially another reason to go do business with HP as well. And ultimately we’re working with IBM as well, building out similar relationships. So our cross-platform strategy has worked very well.

And then, of course, you just saw spectacular growth out of both our European and Asia-Pacific areas, which is where we have been pouring our investment in, as far as growth. So it’s just really an investment plan paying off across the product platform and geographic perspective.

Jason Ader, Thomas Weisel Partners — Analyst	13

And how are you feeling about your US sales and overall US position right now? Being that — that was a little bit weaker turn the end of 2003 and through the first 3 quarters of 2004?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	14

Our US business is definitely — that part of the business that has had a little bit of a challenge of late. And it’s a little bit of a couple of things. One is it’s some tough compares. And tough compares, in particular, in the government sector and the telco sector, where a year ago we had really strong performance and we just lined ourselves up for some really difficult comparisons. So I don’t want to ignore the comparisons. At the same time, I am not going to overemphasize the comparisons, either. We have had some challenges in that particular team relative to execution. Our Western region has been very strong. Western region saw very good growth year-over-year and in the quarter. So, very happy with our Western region.

Services business was up about 27 percent. So, Services business doing very well. And we did have revenue growth on a total revenue basis across the region. So, while we weren’t thrilled with it and we think we can do better, we think the challenges are predominantly around how we are executing. And we are focused on improving some of those things.

Jason Ader, Thomas Weisel Partners — Analyst	15

What are some of those things that — what are some of the execution issues?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	16

A lot of it is simply how we’re doing account coverage. And then some of the noise that I think all of you saw in the channel, especially the enterprise channel in the US — that channel kind of noise that you heard is not a noise we typically hear in either Asia-Pacific or in the European region. That’s been pretty unique to the US region. And what that’s led to is a little bit of an inconsistency with the higher end of the channel.

Now, keep in mind, when I talked about that inconsistency, some of that inconsistency is also created by something good that’s going on, which is we’re building a very strong relationship with the global systems integrators. But ultimately what is happening is we have our global systems integrators, and we have our VERITAS direct sales force, both moving into a space that was traditionally a more specific channel partner relationship. And that is getting squeezed a little bit, so we’re feeling some of that.

What we have done going into this year is we have created a new set of policies, we have created a new registration process with those partners where they can actually register the opportunities, and ultimately we’re driving consistency in those channel relationships. And we have seen a pretty good, pretty immediate response to those channel changes that we have made, relative to those partners.

The other thing that is going on is we have our Backup Exec product, which currently stalled out — more so in the US than anywhere — stalled out sales a little bit, having the January announcement of a new version of Backup Exec and the Backup Exec suite, and we think that will pick up throughout the course of 2005, being A, a great product and B, with Backup Exec Suite being a broader offering that channel partners like because they’re all looking for more to sell.

Jason Ader, Thomas Weisel Partners — Analyst	17

What about Microsoft? You talked about Microsoft a little bit in the Symantec presentation. Do you see them as a legitimate threat in the Windows backup space?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	18

I don’t think you are going to find many companies that present at these conferences that look at Microsoft, if you have Windows products, and say one way or another Microsoft is not a threat. Microsoft is always a threat. The question is, how big of a threat are they, really? And where is our position?

First of all, in the Windows backup market, we have well in excess of 50 percent market share. We have by far the best technology. We have advanced that technology, not only in the Backup Exec product, but NetBackup with some of the fastest disk-based backup protection technology in the market. And what Microsoft has indicated they are going to do in the backup market has been pretty limited to a lower-end, disk-based backup solution, much more for probably the consumer or the low end of the market than the higher end of the business market.

We also, keep in mind, have the capability around the KVS technology to start linking in the backup product and going all way up into how you do compliance, how do you do archiving? And with the Symantec merger on the horizon, that opportunity to expand that even further into a common policy engine for spam, for antivirus and for compliance.

So we have a really good technology lineup. The other thing that has happened, certainly, in the kind of storage-related fields with Microsoft is they simply have not come to market with most of what they’ve talked about. And so, if you remember probably 6, 9 months ago, lots of dialogue about all their storage software offerings, and they have since come out about 3 months ago now and publicly said none of those will be in the first version of Longhorn. And they have given a pretty strong messaging that none of those will be in the second version, either.

So a lot of the assets that actually hit the VERITAS side have already been delayed by Microsoft. And I think probably one of the best indicators of that was that we have had a Microsoft person up on stage with us at the Backup Exec launch talking about the 5000 servers — that they actually use our product to backup and protect information on. So a real good sign of support.

So it’s going to be co-opetition (sic). We’re going to be with them, we’re going to partner with them. Ultimately, we make data more available on their platform. That’s helping them get further in the enterprise; that’s going to help them.

Questions and Answers

Jason Ader, Thomas Weisel Partners — Analyst	1

Any questions out in the audience?

Unidentified Audience Member	2

(Inaudible question — microphone inaccessible)

Jason Ader, Thomas Weisel Partners — Analyst	3

The question is on sales force retention.

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	4

Yes. So, the question’s on sales force retention in the first quarter, more specifically, and have we done anything to retain them. The answer is yes, of course we have. We have put in place programs to retain our sales force, to motivate them, to give them their Q1 targets. We have to execute as a stand-alone company on a full first quarter. The second quarter gets a little trickier because that is going to be kind of a stub quarter in which we ultimately close the merger transaction. But our sales force is incented. We have — I’d remind you, just like we did on the earnings call. We do incentive programs every year, virtually every year, at the beginning of Q1. And that is the sales incentive to get the team out there, get them remotivated. They’d just come off of a great Q4, to get the pipeline filled up for the rest of the year as well as, obviously, bring in the results in the first quarter. This year is no different, other than we’ve been a little more aggressive with those programs, as you’d expect with the merger on the horizon. And as John indicated, for those of you that were just in the other meeting, we just had our sales kickoffs in 3 different parts of the world. So, we’ve all been the world travelers here. The Symantec team has been on stage with me at those events. And I can tell you from being out there, we have a very motivated sales force around the world, that is very committed to where this transaction is going and very committed to the opportunity in front of them to make a good living off of the combined — both VERITAS as a single entity in the first quarter, but a combined entity beyond that with Symantec.

They are highly motivated, and I think one of the things that is playing well for that motivation is customer response. If the customers they are going to are all asking them, tell me more; I went to understand more about this transaction, I want to understand what you as a team are seeing and where you’re going in the marketplace, that’s an opportunity for a sales call. And most of those sales calls, in many cases, are at a higher level than they would traditionally call at. So they have kind of a, almost an open invitation with every one of their customers, to go in and have dialogue right now. And then, in addition, we have added some incentive. So they are pretty pumped up. They are pretty excited about the new year.

Unidentified Audience Member	5

(Inaudible question — microphone inaccessible)

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	6

Okay, so the question was — maybe I’ll leave off the part on Larry — but in comparison to having my tenure or having worked for Larry Ellison combined with my feelings about working for somebody else. And obviously, when we went to do this merger, I had to get comfortable with that. I believe a lot of the success with the merger, especially in a 60-40 transaction with 2 leading software companies, is the ability to keep the teams together. And I am certainly signed up to help do that. And I think it’s pretty exciting. I can’t think, as John indicated, employees don’t think there’s a much more exciting place to be. I don’t think there’s a much more exciting place to be. We’re doing a very important transaction in the industry. We’re out in front of the curve of convergence. We’re hitting the key spots in the marketplace, and I am really excited about it. And my take on it — as long as I can have influence and I can help set the direction, which, so far, every indication are is that we do have influence, we are helping set the direction, integration is going very well, attitude at the top is outstanding between the 2 teams. I am really motivated about this, and relative to your earlier comments, yes, having worked for Larry for a number of years, I’d point out I also spend more of my years working not as the CEO than as the CEO. Spent the last 4.5 or so as CEO. I’m pretty comfortable being in that position, and certainly I am more than comparable working for John. And of course, I have to say that because he’s sitting back there. But, I don’t have any other choice — but no; in fact, I am really comfortable with it, I think. And if the work we have done so far in putting the transaction together, but more importantly, all the signs relative to the integration planning that’s gone on since that time frame is any indication, attitude at the top is perfect. It’s going to be a great working relationship. And we are clearly working on a transaction into which we are putting 2 companies together and fielding the best team in the industry. And its pretty exciting to work in that kind of venue.

Jason Ader, Thomas Weisel Partners — Analyst	7

Any other questions from the audience? I just wanted to really — Gary, if you could give us some numbers right now on your license business — your software license business? Just break it down for us generally by product, just a refresher for some people?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	8

The products actually grew pretty close to what we would have expected and pretty close to the expectations we had indicated. We had always said that the backup business was probably low single digits. Our backup revenue growth was about 1 percent on the year, so definitely a little bit light there. As we talked about, we think we had a low bit of a stalling effect of the Backup Exec launch. That would account for some of the variability there. We competitively seem to be doing very well there, and looking forward into 2005 we seem to be making some pretty good, solid inroads into the higher end of the market, where IBM Tivoli is the competition. And we had a number of situations where we were in competition, either in installed base or coexisting with a Tivoli install. That went very, very well.

And so I would anticipate that market on a go-forward basis continuing to be in the low single digits. And most of industry analysts, by the way, look at it as a 4 or 5 percent grower in the marketplace. And that has been pretty consistent with our performance. All indications from the analyst firms are that in that market we have not lost any market share, but we may have actually gained a little bit of market share.

In the storage software marketplace, we saw for the year about 8 percent revenue growth. Our expectation in the storage software market was kind of right around the 8 percent mark. We had always said kind of 8 to 12 percent was kind of a broader range of growth in that particular marketplace. And, by the way, there are lots on the horizon, combination of a lot of new refreshes of technology going into the new year as well as the HP arrangement, which definitely puts us in a preferred solution at the high end of the HP market. We think that’s good news.

And then the last area, which is the Utility Computing Infrastructure market — there again, we have always anticipated the market growing kind of 18 to 22 percent. We saw 24 percent growth in that category. So real strong grower for us in that particular area, and I think we have made some significant inroads in that marketplace with real revenue traction, in particular off of the higher availability products that are part of that, in particular, the clustering technology, our database edition products continue to do very well. The APM products that we acquired with Precise. The challenges we had with that acquisition, rolling the clock back a year ago, we seem to largely be past those challenges. So, that product’s been doing very well. So just — and then, the last one, which is Jareva which is coming off a small base, has had spectacular momentum. And that is the OpForce technology from the Jareva acquisition. So, we feel very comfortable that in that particular segment, we’ll grow probably right with the market, if not a little ahead of that particular category of our products.

Jason Ader, Thomas Weisel Partners — Analyst	9

Refresh us with the storage software, with the file system.

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	10

Yes. It’s mostly the foundation products, the File System, Volume Management Technology — that’s the main set of products in that category.

Jason Ader, Thomas Weisel Partners — Analyst	11

What is the spread on a — for calendar ‘04 on a percentage basis between the 3 categories?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	12

I don’t know if I could rattle those off, and I’m not sure we’ve disclosed the (inaudible) that split. 55 percent? That’s the one we have disclosed. So roughly about 55 percent of the total revenue coming in the backup, 45 percent non-backup.

Jason Ader, Thomas Weisel Partners — Analyst	13

I think you do break that out, don’t you?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	14

Yes.

Jason Ader, Thomas Weisel Partners — Analyst	15

Okay. And the storage software, 8 percent year-to-year growth — what are some of the dynamics going on with the File System, Volume Management business right now? (multiple speakers) there’s a lot of talk about Linux and some of the movement — Oracle — some of the things going on with the File System or any — ?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	16

Well, our foundations business has done very well. What we are doing is we’re proliferating the platform strategy. If you look at what our stated strategy was over the last couple of years, it was to get more prevalent outside of the SUN environment and drive adoption of the products on HP, drive adoption of the products in the AIX environment and then the multiple iterations now of Linux, in particular, the SuSE Linux, Red Hat Linux, and in China, Red Flag Linux. So we are continuing to work on the proliferation strategy of those products on the platforms along with the ongoing heterogeneous advantage that we have there. And those are all the same reasons why, in the large transactions, we tend to pick up a lot of storage software components in the bigger transactions, because they are making a standards decision around our products there. So we’re seeing a lot of good movement in that particular space. And, you know the Oracle — what Oracle is doing is interesting, but not terribly competitive with what we are doing because it only applies to your Oracle stack. And most people are not running just an Oracle stack, in fact, most of our customers have SQL Server, they have DB2 as well. They have a very heterogeneous environment. And we solve the heterogeneous problem.

The other thing we do is, we deal with the data and information in a broader file system than just what’s in the database. So they are addressing a pretty limited set of the market, and we are addressing the much broader marketplace and doing very well there. And I don’t think we should underestimate what opportunity is represented out of relationships like the one we did with HP, where our technology just gets more prevalent and becomes the primary strategy that they are moving their boxes with. That’s the same way we made our Sun line of business so strong, with a similar kind of relationship earlier on. I think probably the biggest challenge we have in our overall storage foundations business is the ongoing decline of Sun Microsystems and the fact that a lot of customers are moving off of those boxes onto HP, IBM, and Linux.

The flip side of that is, well, if you take away SUN, it creates a bigger opportunity for us on HP, IBM and Linux. But it’s balancing those 2 that is probably the complex part of that business.

Jason Ader, Thomas Weisel Partners — Analyst	17

Do you have a reasonable revenue stream off of Linux now?

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	18

Yes. Linux is becoming a reasonable revenue stream. It’s still going through those early phases where it’s a little unpredictable, meaning it’s jumping around because it’s a small number, and getting bigger. And as it grows, 1 or 2 deals can skew the results completely. All we have to do is get 1 or 2 big customers standardizing on Linux and those Linux revenues look great. What we are more interested in, though, is the overall pervasiveness of our Linux technology. And we are starting to see a drive to get it more pervasive. And our biggest customer is really looking and diving deep now into our Linux offerings as they get more serious about Linux in the enterprise. So we see it as continuing the great opportunity. The nicest thing you can say about Linux and probably the best thing for VERITAS is it virtually guarantees the world is going to be heterogeneous. I can’t think of a better thing than a guarantee that the world to be more heterogeneous. Most customers don’t run just Linux. They run Linux along with their Windows environment and along with their HP, SUN or IBM environment. And we are the only technology that runs consistently across all those platforms. That’s a great position to be in.

Jason Ader, Thomas Weisel Partners — Analyst	19

Any last questions from the audience? Yes?

Unidentified Audience Member	20

(Inaudible question — microphone inaccessible)

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	21

Well, certainly, with SUN, with HP and IBM, I would characterize those relationships as, by far more cooperative than competitive. And you have seen that play out on the HP front. The IBM relationship, other than where we compete in the high end of the Tivoli account — with the rest of IBM, we are pretty cooperative, because they are all trying to cooperate and compete in the heterogeneous environment, of which we bring those assets to play. The Network Appliance relationship has been incredibly strong, and we see it just keep getting stronger and stronger — and that’s without having all the technology 100 percent customized for that environment. The next version of NetBackup that comes out — that version of NetBackup is going to have a lot more NetApp-specific functionality. So we think the NetApp relationship is going to continue to grow. And then probably the area that’s, today, having the largest impact on revenue, especially in the short term, is the relationships we’ve built up with the global systems integrators. And when I say global, truly global — it’s IBM Global Services, it’s Accenture, it’s CFC, BT Internet Retail Services over in the UK and throughout Europe. So those relationships are really paying off. Again, those are all players dealing with a huge, heterogeneous problem, of which we solve. They are also dealing with a lot of the compliance issues that the KVS technology solves as well. So those relationships are going extremely well. And as far as VERITAS goes, we are very comfortable and very optimistic about how we see 2005. And we’re encouraged about all the opportunities that we’re seeing relative to the merger, certainly encouraged by our employee response, our partner response and our customer response. So we’re incredibly optimistic going into the new year.

Jason Ader, Thomas Weisel Partners — Analyst	22

Okay. Thanks, Gary, and thanks everybody for coming.

Gary Bloom, VERITAS Software Corporation — Chairman, President, CEO	23

Thank you.

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